Exhibit 99

The 2003 Annual Shareholders’ Meeting of United Financial, Inc was held on May 1, 2003. The following describes the items voted upon and the results of the voting.

Proposal 1—Election of Directors

Stockholders voted in favor of the election of four nominees for director. The voting results for each nominee were as follows:

Nominee	Votes in favor	Votes withheld
Larry Eugene Brooks	982,832	18,412
William Fenton Covington	982,832	18,412
Paul Edward Love	981,582	19,662
Edmond Lee Thompson	980,957	20,287

Other directors serving for the year are as follows:

Don Bullis

Edward Dixon

William M. Griffith, Jr.

Phoebe Massey Harrison

Lynn Lloyd

John V. Moon

D. Michael Parker

John Patterson

L.J. Rogers, Jr.

Morris L. Shambley

Proposal 2—Approval to Amend Article of Incorporation to authorize issuance of up to 3,000,000 shares of preferred stock, no par value.

This proposal was approved with 827,299 shares voted in favor 45,456 against, and 127,989 abstaining

Proposal 3—Ratification of Larrowe & Co. PLC as Independent Accountants

This proposal was approved with 996,557 shares voted in favor, 787 against, and 3,900 abstaining.